Exhibit 99.2

Interim Consolidated Statements of Financial Position (Unaudited)

	March 31,	December 31,
(Stated in thousands of Canadian dollars)	2013	2012
Assets
Current assets:
Cash	$94,837	$152,768
Accounts receivable	567,088	509,547
Inventory	12,030	13,787
Total current assets	673,955	676,102
Non-current assets:
Income tax recoverable	64,579	64,579
Property, plant and equipment	3,323,750	3,242,929
Intangibles	5,290	6,101
Goodwill	311,096	310,552
Total non-current assets	3,704,715	3,624,161
Total assets	$4,378,670	$4,300,263
Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities	$345,779	$333,893
Income tax payable	11,096	64,188
Total current liabilities	356,875	398,081
Non-current liabilities:
Share based compensation (Note 7)	6,892	8,676
Provisions and other	19,829	17,818
Long-term debt (Note 3)	1,241,154	1,218,796
Deferred tax liabilities	490,338	485,592
Total non-current liabilities	1,758,213	1,730,882
Shareholders' equity:
Shareholders' capital (Note 5)	2,252,711	2,251,982
Contributed surplus	26,154	24,474
Retained earnings (deficit)	34,867	(44,621)
Accumulated other comprehensive loss (Note 6)	(50,150)	(60,535)
Total shareholders' equity	2,263,582	2,171,300
Total liabilities and shareholders' equity	$4,378,670	$4,300,263

See accompanying notes to interim consolidated financial statements.

  Precision Drilling Corporation | 11

Interim Consolidated Statements of Earnings (Unaudited)

	Three months ended March 31,
(Stated in thousands of Canadian dollars, except per share amounts)	2013	2012

Revenue	$595,720	$640,066

Expenses:
Operating	341,838	356,586
General and administrative	38,701	37,906
Earnings before income taxes, finance charges, foreign exchange and depreciation and amortization	215,181	245,574
Depreciation and amortization	84,893	74,824
Operating earnings	130,288	170,750
Foreign exchange	(3,294)	5,367
Finance charges (Note 8)	22,559	21,920
Earnings before income taxes	111,023	143,463
Income taxes: (Note 4)
Current	18,095	22,839
Deferred	(385)	9,543
	17,710	32,382
Net earnings	$93,313	$111,081
Net earnings per share: (Note 9)
Basic	$0.34	$0.40
Diluted	$0.33	$0.39

See accompanying notes to interim consolidated financial statements

Interim Consolidated Statements of Comprehensive Income (Unaudited)

	Three months ended March 31,
(Stated in thousands of Canadian dollars)	2013	2012
Net earnings	$93,313	$111,081
Unrealized gain (loss) on translation of assets and liabilities of operations denominated in foreign currency	32,120	(25,024)
Foreign exchange gain (loss) on net investment hedge with U.S. denominated debt, net of tax	(21,735)	18,795
Comprehensive income	$103,698	$104,852

See accompanying notes to interim consolidated financial statements

12 | Interim Consolidated Financial Statements

Interim Consolidated Statements of Cash Flow (Unaudited)
	Three months ended March 31,
(Stated in thousands of Canadian dollars)	2013	2012
Cash provided by (used in):
Operations:
Net earnings	$93,313	$111,081
Adjustments for:
Long-term compensation plans	6,517	9,451
Depreciation and amortization	84,893	74,824
Foreign exchange	(3,302)	5,552
Finance charges	22,559	21,920
Income taxes	17,710	32,382
Other	938	171
Income taxes paid	(70,679)	(810)
Income taxes recovered	–	36
Interest paid	(7,493)	(7,260)
Interest received	226	392
Funds provided by operations	144,682	247,739
Changes in non-cash working capital balances	(81,734)	(85,299)
	62,948	162,440
Investments:
Purchase of property, plant and equipment	(130,605)	(221,683)
Proceeds on sale of property, plant and equipment	2,538	5,079
Changes in non-cash working capital balances	15,741	(38,111)
	(112,326)	(254,715)
Financing:
Dividends paid	(13,825)	–
Issuance of common shares on the exercise of options	480	1,172
	(13,345)	1,172
Effect of exchange rate changes on cash and cash equivalents	4,792	(6,729)
Decrease in cash and cash equivalents	(57,931)	(97,832)
Cash and cash equivalents, beginning of period	152,768	467,476
Cash and cash equivalents, end of period	$94,837	$369,644

See accompanying notes to interim consolidated financial statements

Precision Drilling Corporation | 13

Interim Consolidated Statements of Changes in Equity (Unaudited)

(Stated in thousands of Canadian dollars)	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive loss (Note 6)	Retained earnings (deficit)	Total equity
Balance at January 1, 2013	$2,251,982	$24,474	$(60,535)	$(44,621)	$2,171,300
Net earnings for the period	–	–	–	93,313	93,313
Other comprehensive income for the period	–	–	10,385	–	10,385
Dividends	–	–	–	(13,825)	(13,825)
Share options exercised (Note 5)	729	(249)	–	–	480
Share based compensation expense (Note 7)	–	1,929	–	–	1,929
Balance at March 31, 2013	$2,252,711	$26,154	$(50,150)	$34,867	$2,263,582

(Stated in thousands of Canadian dollars)	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive loss (Note 6)	Retained earnings (deficit)	Total equity
Balance at January 1, 2012	$2,248,217	$18,396	$(50,862)	$(83,160)	$2,132,591
Net earnings for the period	–	–	–	111,081	111,081
Other comprehensive loss for the period	–	–	(6,229)	–	(6,229)
Share options exercised	1,713	(541)	–	–	1,172
Issued on redemption of non-management directors DSUs	221	(221)	–	–	–
Issued on waiver of right to dissent by dissenting unitholder	9	(3)	–	–	6
Share based compensation expense (Note 7)	–	2,231	–	–	2,231
Balance at March 31, 2012	$2,250,160	$19,862	$(57,091)	$27,921	$2,240,852

See accompanying notes to interim consolidated financial statements.

14 | Interim Consolidated Financial Statements

Notes to Interim Consolidated Financial Statements (Unaudited)
(Tabular amounts are stated in thousands of Canadian dollars except share numbers and per share amounts)

NOTE 1. DESCRIPTION OF BUSINESS

Precision Drilling Corporation (“Precision” or the “Corporation”) is incorporated under the laws of the Province of Alberta, Canada and is a provider of contract drilling and completion and production services primarily to oil and natural gas exploration and production companies in Canada and the United States. The address of the registered office is 800, 525 - 8th Avenue S.W., Calgary, Alberta, Canada, T2P 1G1.

NOTE 2. BASIS OF PRESENTATION

(a) Statement of compliance
These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee. The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Corporation as at and for the year ended December 31, 2012.

These condensed consolidated interim financial statements were prepared using accounting policies and methods of their application consistent with those used in the preparation of the Corporation’s consolidated audited annual financial statements for the year ended December 31, 2012 except for the adoption of the following  new accounting standards. On January 1, 2013 Precision adopted IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosures of Interests in Other Entities, as well as the consequential amendments to IAS 28 Investments in Associates and Joint Ventures (2011) and IFRS 13 Fair Value Measurement. The adoption of these standards had no material impact on the amounts recorded in these financial statements.

These condensed consolidated interim financial statements were approved by the Board of Directors on April 24, 2013.

(b) Seasonality
Precision has operations that are carried on in Canada which represent approximately 48% (2011 - 49%) of consolidated total assets as at March 31, 2013 and 61% (2011 - 61%) of consolidated revenue for the three months ended March 31, 2013. The ability to move heavy equipment in Canadian oil and natural gas fields is dependent on weather conditions. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. The duration of this “spring break-up” has a direct impact on Precision’s activity levels. In addition, many exploration and production areas in northern Canada are accessible only in winter months when the ground is frozen hard enough to support equipment. The timing of freeze up and spring break-up affects the ability to move equipment in and out of these areas. As a result, late March through May is traditionally Precision’s slowest time in this region.

NOTE 3. LONG-TERM DEBT

	March 31,	December 31,
	2013	2012
Secured revolving credit facility	$-	$-
Unsecured senior notes:
6.625% senior notes due 2020 (US$650.0 million)	660,140	646,685
6.5% senior notes due 2021(US$400.0 million)	406,240	397,960
6.5% senior notes due 2019	200,000	200,000
	1,266,380	1,244,645
Less net unamortized debt issue costs	(25,226)	(25,849)
	$1,241,154	$1,218,796

At March 31, 2013 no mandatory principal repayments are required in the next five years.

  Precision Drilling Corporation | 15

NOTE 4. INCOME TAXES

The provision for income taxes differs from that which would be expected by applying statutory Canadian income tax rates.  A reconciliation of the difference is as follows:

	Three months ended March 31,
	2013	2012
Earnings before income taxes	$111,023	$143,463
Federal and provincial statutory rates	25%	25%
Tax at statutory rates	$27,756	$35,866
Adjusted for the effect of:
Non-deductible expenses	1,727	1,098
Non-taxable capital gains	(29)	(170)
Income taxed at lower rates	(11,437)	(8,887)
Impact of foreign tax rates	(1,873)	561
Withholding taxes	855	1,113
Taxes related to prior years	–	1,899
Other	711	902
Income tax expense	$17,710	$32,382

NOTE 5. SHAREHOLDERS’ CAPITAL

Issued
Common shares	Number	Amount
Balance, December 31, 2012	276,475,770	$2,251,982
Options exercised - cash consideration	71,885	480
- reclassification from contributed surplus	-	249
Balance, March 31, 2013	276,547,655	$2,252,711

NOTE 6. ACCUMULATED OTHER COMPREHENSIVE LOSS

	Unrealized foreign currency translation losses	Foreign exchange gain (loss) on net investment hedge	Accumulated other comprehensive loss
Balance, December 31, 2012	$(60,865)	$330	$(60,535)
Other comprehensive income (loss)	32,120	(21,735)	10,385
Balance, March 31, 2013	$(28,745)	$(21,405)	$(50,150)

16 | Notes to Interim Consolidated Financial Statements

NOTE 7. SHARE BASED COMPENSATION PLANS

Liability classified plans
	Restricted Share Units(a)	Performance Share Units(a)	Share Appreciation Rights(b)	Non- Management Directors’ DSU(c)	Total
Balance, December 31, 2012	$9,685	$13,778	$497	$816	$24,776
Expensed during the period	3,085	1,681	52	355	5,173
Payments	(5,019)	(8,841)	–	–	(13,860)
Balance, March 31, 2013	$7,751	$6,618	$549	$1,171	$16,089

Current	$5,198	$3,450	$549	$–	$9,197
Long-term	2,553	3,168	–	1,171	6,892
	$7,751	$6,618	$549	$1,171	$16,089

 (a) Restricted Share Units and Performance Share Units
 A summary of the activity under the restricted share unit (“RSUs”) and the performance share unit (“PSUs”) plans are presented below:

	RSUs	PSUs
Outstanding at December 31, 2012	1,880,250	1,948,952
Granted	1,097,500	1,172,900
Issued as a result of cash dividends	13,848	14,098
Redeemed	(577,702)	(689,957)
Forfeitures	(40,551)	(17,747)
Outstanding at March 31, 2013	2,373,345	2,428,246

(b) Share Appreciation Rights
A summary of the activity under the share appreciation rights plan is presented below:

		Range of	Weighted Average
		Exercise Price	Exercise Price
Share Appreciation Rights	Outstanding	(US$)	(US$)	Exercisable
Outstanding at December 31, 2012	678,242	$9.26 - 17.38	$14.81	678,242
Forfeitures	(83,246)	13.26 - 17.38	15.42
Outstanding at March 31, 2013	594,996	$9.26 - 17.38	$14.72	594,996

(c)  Non-management directors
A summary of the activity under the non-management director deferred share unit plan is presented below:

Deferred Share Units	Outstanding
Outstanding at December 31, 2012	101,964
Granted	25,296
Issued as a result of cash dividends	998
Outstanding at March 31, 2013	128,258

 Precision Drilling Corporation | 17

Equity settled plans
(d)  Non-management directors
Prior to January 1, 2012, Precision had a deferred share unit plan for non-management directors. Under the plan fully vested deferred share units were granted quarterly based upon an election by the non-management director to receive all or a portion of their compensation in deferred share units. These deferred share units are redeemable into an equal number of common shares any time after the director's retirement. A summary of the activity under this share based incentive plan is presented below:

Deferred Share Units	Outstanding
Outstanding at December 31, 2012	335,946
Issued as a result of cash dividends	1,536
Outstanding at March 31, 2013	337,482

(e) Option plan
A summary of the activity under the option plan is presented below:

Canadian share options	Options Outstanding	Range of Exercise Price	Weighted Average Exercise Price	Options Exercisable
Outstanding as at December 31, 2012	4,013,797	$5.22 – 14.50	$9.13	1,846,603
Granted	1,209,100	9.02 – 9.02	9.02
Exercised	(43,000)	5.85 – 8.59	6.81
Forfeitures	(9,358)	7.33 – 10.67	9.63
Outstanding as at March 31, 2013	5,170,539	$5.22 – 14.50	$9.13	2,847,781

U.S. share options	Options Outstanding	Range of Exercise Price (US$)	Weighted Average Exercise Price (US$)	Options Exercisable
Outstanding as at December 31, 2012	2,399,980	$4.95 – 15.21	$9.23	935,035
Granted	1,005,600	8.99 – 8.99	8.99
Exercised	(28,885)	4.95 – 8.06	6.42
Forfeitures	(5,051)	10.55 – 10.96	10,74
Outstanding as at March 31, 2013	3,371,644	$4.95 – 15.21	$9.18	1,518,742

The per option weighted average fair value of the share options granted during 2013 was $3.26 estimated on the grant date using the Black-Scholes option pricing model with the following assumption: average risk-free interest rate 1%, average expected life of four years, expected forfeiture rate of 5% and expected volatility of 53%. Included in net earnings for the three months ended March 31, 2013 is an expense of $1.9 million (2012 - $2.2 million).

NOTE 8. FINANCE CHARGES

	Three months ended March 31,
	2013	2012
Interest:
Long-term debt	$21,582	$21,283
Other	67	49
Income	(186)	(400)
Amortization of debt issue costs	1,096	988
Finance charges	$22,559	$21,920

18 | Notes to Interim Consolidated Financial Statements

NOTE 9. PER SHARE AMOUNTS

The following tables reconcile the net earnings and weighted average shares outstanding used in computing basic and diluted earnings per share:

	Three months ended March 31,
	2013	2012
Net earnings - basic and diluted	$93,313	$111,081

	Three months ended March 31,
(Stated in thousands)	2013	2012
Weighted average shares outstanding – basic	276,499	276,113
Effect of share warrants	9,553	10,529
Effect of stock options and other equity compensation plans	934	1,406
Weighted average shares outstanding – diluted	286,986	288,048

NOTE 10. SEGMENTED INFORMATION

The Corporation operates primarily in Canada and the United States, in two industry segments; Contract Drilling Services and Completion and Production Services. Contract Drilling Services includes drilling rigs, directional drilling, procurement and distribution of oilfield supplies, and manufacture, sale and repair of drilling equipment. Completion and Production Services includes service rigs, snubbing units, coil tubing services, oilfield equipment rental, camp and catering services, and wastewater treatment units.

		Completion
	Contract	and		Inter-
	Drilling	Production	Corporate	segment
Three months ended March 31, 2013	Services	Services	and Other	Eliminations	Total
Revenue	$496,238	$103,588	$-	$(4,106)	$595,720
Operating earnings	133,494	20,870	(24,076)	-	130,288
Depreciation and amortization	73,711	9,245	1,937	-	84,893
Total assets	3,601,909	588,084	188,677	-	4,378,670
Goodwill	198,957	112,139	-	-	311,096
Capital expenditures	110,445	19,157	1,003	-	130,605

		Completion
	Contract	and		Inter-
	Drilling	Production	Corporate	segment
Three months ended March 31, 2012	Services	Services	and Other	Eliminations	Total
Revenue	$531,066	$111,085	$-	$(2,085)	$640,066
Operating earnings	160,221	31,170	(20,641)	-	170,750
Depreciation and amortization	67,335	8,034	(545)	-	74,824
Total assets	3,546,803	509,026	432,641	-	4,488,470
Goodwill	251,037	112,139	-	-	363,176
Capital expenditures	198,468	21,534	1,681	-	221,683

 Precision Drilling Corporation | 19

The Corporation’s operations are carried on in the following geographic locations:

				Inter-
				segment
Three months ended March 31, 2013	Canada	United States	International	Eliminations	Total
Revenue	$360,521	$212,040	$24,203	$(1,044)	$595,720
Total assets	2,114,781	1,950,500	313,389	-	4,378,670

				Inter-
				segment
Three months ended March 31, 2012	Canada	United States	International	Eliminations	Total
Revenue	$392,234	$245,952	$4,755	$(2,875)	$640,066
Total assets	2,216,831	2,077,556	194,083	-	4,488,470

20 | Notes to Interim Consolidated Financial Statements